Attachment 77m to form N-SAR
                for the fiscal period ended November 30, 1995:


1. An Agreement and Plan of Reorganization dated July 31, 1995 (the Plan) between Van Kampen American Capital Reserve Fund ( Reserve) and Van Kampen American Capital Money Market Trust, on behalf of its series, the Van Kampen Merritt Money Market Fund (Money Market), was approved by the Board of Trustees of Reserve on May 11, 1995. Following approval of the reorganization by the shareholders of Money Market, the assets of Money Market were transferred to Reserve in exchange for a number of shares of Reserve equal to the value of the aggregate net assets of Money Market immediately prior to the transfer of assets of Money
     Market to Reserve.

2. The above described reorganization was consummated on September 22, 1995 and Money Market distributed to its shareholders shares of Reserve received in the reorganization. Money Market had no assets or liabilities after Septermber 22, 1995 and is being terminated pursuant to Delaware law.